Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2018

Revenues up 20% compared to Q1 2017 and strong cash flow from operating activities

Tel-Aviv, Israel, June 21, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three month period ended March 31, 2018.

Financial Highlights

•
Revenues were approximately €3 million for the three months ended March 31, 2018, compared to approximately €2.5 million for the three months ended March 31, 2017, representing an increase of 20%. The increase in revenues reflects the commencement of operations of a waste-to-energy project in the Netherlands and the results of the Talmei Yosef project, acquired in October 2017, for the first quarter of 2018. As a result of the accounting treatment of the Talmei Yosef project as a financial asset, out of total proceeds from the sale of electricity of approximately €0.8 million for the first quarter of 2018, only revenues related to the ongoing operation of the plant in the amount of approximately €0.2 million are recognized as revenues.

•
Operating expenses were approximately €0.9 million for the three months ended March 31, 2018, compared to approximately €0.5 million for the three months ended March 31, 2017. The increase in operating expenses is mainly attributable to additional operating expenses resulting from the commencement of operations of a waste-to-energy project in the Netherlands and from the Talmei Yosef project. Depreciation expenses were approximately €1.4 million for the three months ended March 31, 2018, compared to approximately €1.1 million for the three months ended March 31, 2017. The increase reflects the commencement of operations of a waste-to-energy project in the Netherlands and depreciation expenses in connection with the Talmei Yosef project.

•
Project development costs were approximately €0.8 million for the three months ended March 31, 2018, compared to approximately €0.7 million for the three months ended March 31, 2017. The increase in project development expenses is mainly attributable to consultancy expenses in connection with the Talasol project.

•
General and administrative expenses were approximately €1.2 million for the three months ended March 31, 2018, compared to approximately €0.6 million for the three months ended March 31, 2017. The increase in general and administrative expenses resulted mainly from payment of approximately €0.4 million pursuant to a VAT assessment agreement in connection with previous years in Israel and from increased expenses resulting from the commencement of operations of a waste-to-energy project in the Netherlands and from the Talmei Yosef project.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.2 million in the three months ended March 31, 2018, compared to approximately €0.8 million in the three months ended March 31, 2017. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity by Dorad due to increased production and lower financing expenses incurred by Dorad for the three months ended March 31, 2018 as a result of the CPI indexation of loans from banks and related parties.

•
Financing expenses, net was approximately €0.4 million for the three months ended March 31, 2018, compared to approximately €2 million for the three months ended March 31, 2017. The decrease in financing expenses was mainly due to income in connection with exchange rate differences amounting to approximately €0.9 million in the three months ended March 31, 2018, mainly in connection with the New Israeli Shekel denominated Series A Debentures and Series B Debentures and the loan to an equity accounted investee, caused by the 4% revaluation of the euro against the NIS during the three months ended March 31, 2018, compared to expenses of approximately €1.3 million for the three months ended March 31, 2017, caused by the 4% devaluation of the euro against the NIS during the three months ended March 31, 2017. This decrease was partially offset by expenses in connection with the reevaluation of the Company’s euro/ US$ forward transactions of approximately €0.6 million for the three months ended March 31, 2018, compared to expenses of 0 for the three months ended March 31, 2017.

•	Loss for the three months ended March 31, 2018 was approximately €0.4 million, compared to approximately €1.7 million for the three months ended March 31, 2017.

•
Total other comprehensive loss was approximately €1.5 million for the three months ended March 31, 2018, compared to a profit of approximately €0.7 million in the three months ended March 31, 2017. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•
Total comprehensive loss was approximately €1.9 million in the three months ended March 31, 2018, compared to total comprehensive loss of approximately €1 million in the three months ended March 31, 2017.

•	EBITDA was approximately €1.3 million for the three months ended March 31, 2018, compared to approximately €1.5 million for the three months ended March 31, 2017.

•
Net cash from operating activities was approximately €2.9 million for the three months ended March 31, 2018, compared to approximately €1.8 million for the three months ended March 31, 2017. The increase in net cash from operating activities is mainly due to interest payment received during 2018 on a loan to an equity accounted investee and from increased cash flow resulting from the commencement of operations of a waste-to-energy project in the Netherlands and Talmei Yosef project.

•
In May 2018, several of the Company’s Italian subsidiaries (the “Subsidiaries”) entered into a €35.9 million project finance Facility Agreement (the “Facility Agreement”) with Mediocredito Italiano S.p.Aand Intesa Sanpaolo S.p.A. (as account bank). The €35.9 million principal amount is divided into: (i) term loan facilities in the aggregate amount of €33.7 million with terms ending in May 2028, and (ii) revolving facilities, aimed to cover financial needs for the debt service coverage in case of liquidity shortfall, in the aggregate amount of €2.2 million with terms ending in November 2027. The loans provided under the Facility Agreement bear an annual interest rate equal to the Euribor 6 month rate plus a margin of 185 basis points. The Subsidiaries entered into the swap agreements on May 29, 2018 with respect to approximately €25 million (with a decreasing notional principal amount based on the amortization table) until May 2028, replacing the Euribor 6 month rate with a fixed 6 month rate of 0.71%, resulting in a fixed annual interest rate of 2.56%. The Subsidiaries partially used the funds borrowed under the Facility Agreement to repay outstanding loans and leasing agreements in the aggregate amount of approximately €13.2 million.

•
As of June 1, 2018, the Company held approximately €49 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €5.6 million in restricted short-term and long-term cash and marketable securities.

Ran Fridrich, CEO and a board member of Ellomay commented: “The first quarter results were consistent with our forecasts for 2018. The results reflect an improvement in our profitability and a strong cash flow from operations of approximately € 3 million. We continue promoting our development activities, which include: (i) the 300 MW Talasol project in Spain, that is advancing towards financial closing; (ii) the Manara 156 MW pumped storage plant; and (iii) the Biogas projects in the Netherlands including a potential expansion of the first two biogas projects and possible additional projects.”

Information for the Company’s Series A and Series B Debenture Holders

As of March 31, 2018, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €36.5 million (consisting of approximately €53.2 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €55.3 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately €28 million of cash and cash equivalents and marketable securities and net of approximately €44 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of our facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by us. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	March 31,	December 31,	March 31,
	2018	2017	2018
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands
Assets
Current assets:
Cash and cash equivalents	25,969	23,962	31,990
Marketable securities	2,062	2,162	2,540
Restricted cash and marketable securities	3,162	3,265	3,895
Receivable from concession project	1,207	1,286	1,487
Financial assets	1,203	1,249	1,482
Trade and other receivables	10,058	10,645	12,390
	43,661	42,569	53,784
Non-current assets:
Investment in equity accounted investee	26,934	27,655	33,179
Advances on account of investments	8,791	8,825	10,829
Receivable from concession project	26,382	27,725	32,499
Fixed assets	79,225	78,837	97,595
Intangible asset	5,077	5,505	6,254
Restricted cash and deposits	3,495	3,660	4,305
Deferred tax	1,779	1,777	2,192
Long term receivables	1,337	1,535	1,647
	153,020	155,519	188,500
Total assets	196,681	198,088	242,284

Liabilities and Equity
Current liabilities:
Current maturities of long term loans	3,172	3,103	3,907
Debentures	4,460	4,644	5,494
Trade payables	2,244	1,349	2,763
Other payables	3,117	2,187	3,840
	12,993	11,283	16,004
Non-current liabilities:
Finance lease obligations	3,605	3,690	4,441
Long-term loans	41,138	42,091	50,667
Debentures	50,873	52,987	62,669
Deferred tax	5,782	5,982	7,123
Other long-term liabilities	6,667	4,555	8,213
	108,065	109,305	133,123
Total liabilities	121,058	120,588	149,127
Equity:
Share capital	19,980	19,980	24,613
Share premium	58,340	58,339	71,867
Treasury shares	(1,736)	(1,736)	(2,139)
Reserves	844	2,357	1,040
Retained earnings	(555)	(299)	(684)
Total equity attributed to shareholders of the Company	76,873	78,641	94,697
Non-Controlling Interest	(1,250)	(1,141)	(1,540)
Total equity	75,623	77,500	93,157
Total liabilities and equity	196,681	198,088	242,284

* Convenience translation into US$ (exchange rate as at March 31, 2018: euro 1 = US$ 1.232)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2017	2018	2017	2018
	Unaudited		Audited	Unaudited
	€ in thousands		€ in thousands	Convenience Translation into US$*
Revenues	2,523	3,032	13,636	3,375
Operating expenses	(504)	(900)	(2,549)	(1,109)
Depreciation expenses	(1,097)	(1,358)	(4.518)	(1,673)
Gross profit	922	774	6,569	953

Project development costs	**(669)	(796)	**(2,739)	(981)
General and administrative expenses	**(590)	(1,185)	**(2,420)	(1,460)
Share of profits of equity accounted investee	784	1,163	1,531	1,433
Other income, net	5	4	18	5
Operating profit (loss)	452	(40)	2,959	50

Financing income	88	1,331	1,333	1,640
Financing expenses in connection with derivatives and other assets, net	-	(452)	(3,156)	(557)
Financing expenses	(2,103)	(1,237)	(7,405)	(1,524)
Financing expenses, net	(2,015)	(358)	(9,228)	(441)
Loss before taxes on income	(1,563)	(398)	(6,269)	(491)
Taxes on income	(116)	(11)	(372)	(14)
Loss for the period	(1,679)	(409)	(6,641)	(505)
Loss attributable to:
Owners of the Company	(1,551)	(256)	(6,115)	(316)
Non-controlling interests	(128)	(153)	(526)	(189)
Loss for the period	(1,679)	(409)	(6,641)	(505)

Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(670)	(1,298)	(359)	(1,599)

Effective portion of change in fair value of cash flow hedges	-	(926)	(1,244)	(1,141)
Net change in fair value of cash flow hedges transferred to profit or loss	-	755	1,382	930
Total other comprehensive loss	(670)	(1,469)	(221)	(1,810)
Total comprehensive loss for the period	(1,009)	(1,878)	(6,862)	(2,315)

Basic net loss per share	(0.15)	(0.02)	(0.57)	(0.03)
Diluted net loss per share	(0.15)	(0.02)	(0.57)	(0.03)

* Convenience translation into US$ (exchange rate as at March 31, 2018: euro 1 = US$ 1.232)
** The Company changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation reserve from foreign operations
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares		Hedging Reserve
							Total
	€ in thousands
For the three month ended March 31, 2018 (unaudited):
Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Loss for the period	-	-	(256)	-	-	-	(256)	(153)	(409)
Other comprehensive loss for the period	-	-	-	-	(1,342)	(171)	(1,513)	44	(1,469)
Total comprehensive loss for the period	-	-	(256)	-	(1,342)	(171)	(1,769)	(109)	(1,878)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	1	-	-	-	-	1	-	1
Balance as at March 31, 2018	19,980	58,340	(555)	(1,736)	877	(33)	76,873	(1,250)	75,623

For the year ended December 31, 201 (audited):
Balance as at January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive loss for the year	-	-	-	-	(445)	138	(307)	86	(221)
Total comprehensive loss for the year	-	-	(6,115)	-	(445)	138	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

							Non- controlling	Total
		Attributable to shareholders of the Company					Interests	Equity
					Translation Reserve from foreign operations
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares
						Total
	€ in thousands
For the three month ended March 31, 2017 (unaudited):
Balance as at January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	85,072	(701)	84,371
Loss for the period	-	-	(1,551)	-	-	(1,551)	(128)	(1,679)
Other comprehensive loss for the period	-	-	-	-	701	701	(31)	670
Total comprehensive loss for the period	-	-	(1,551)	-	701	(850)	(159)	(1,009)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(13)	-	(13)	-	(13)

Balance as at March 31, 2017	19,980	58,334	4,265	(1,735)	3,365	84,209	(860)	83,349

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation reserve from foreign operations
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares		Hedging Reserve
							Total
	Convenience translation into US$ (exchange rate as at March 31, 2018: (euro 1 = US$ 1.232)
For the three month ended March 31, 2018 (unaudited):
Balance as at January 1, 2018	24,613	71,866	(368)	(2,139)	2,734	170	96,876	(1,405)	95,471
Loss for the period	-	-	(316)	-	-	-	(316)	(189)	(505)
Other comprehensive loss for the period	-	-	-	-	(1,653)	(211)	(1,864)	54	(1,810)
Total comprehensive loss for the period	-	-	(316)	-	(1,653)	(211)	(2,180)	(135)	(2,315)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	1	-	-	-	-	1	-	1
Balance as at March 31, 2018	24,613	71,867	(684)	(2,139)	1,081	(41)	94,697	(1,540)	93,157

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the three months ended March 31, 2017	For the three months ended March 31, 2018	For the year ended December 31, 2017	For the three months ended March 31, 2017
	Unaudited	Unaudited	Audited	Unaudited
	€ in thousands			Convenience Translation into US$*
Cash flows from operating activities
Loss for the period	(1,679)	(409)	(6,641)	(505)
Adjustments for:
Financing expenses, net	2,015	358	9,228	441
Depreciation	1,097	1,358	4,518	1,673
Share-based payment transactions	-	1	5	1
Share of profits of equity accounted investees	(784)	(1,163)	(1,531)	(1,433)
Payment of interest on loan from an equity accounted investee	-	1,176	407	1,449
Change in trade receivables and other receivables	(78)	681	2,012	839
Change in other assets	364	671	126	827
Change in receivables from concessions project	-	250	(84)	308
Change in accrued severance pay, net	1	-	2	-
Change in trade payables	327	349	(258)	430
Change in other payables	466	(423)	(2,655)	(521)
Taxes on income	116	11	372	14
Income taxes paid	-	(1)	(42)	(1)
Interest received	88	395	505	487
Interest paid	(155)	(382)	(3,659)	(471)
Net cash provided by operating activities	3,457	2,872	2,305	3,538

Cash flows from investing activities
Acquisition of fixed assets	(1,364)	(1,112)	(7,576)	(1,370)
Acquisition of subsidiary, net of cash acquired	-	-	(9,851)	-
Repayment of loan to an equity accounted investee	-	490	-	604
Advances on account of investments	(36)	-	(8,000)	-
Acquisition of marketable securities	(1,966)	-	(6,677)	-
Proceeds from marketable securities	-	-	1,277	-
Proceed from (invest in) settlement of derivatives, net	(2,027)	15	620	18
Decrease in restricted cash, net	3,329	79	3,225	97
Loans to others	-	-	(361)	-
Net cash used in investing activities	(2,064)	(528)	(27,343)	(651)

Cash flows from financing activities
Repayment of long-term loans and finance lease obligations	(82)	(177)	(2,224)	(218)
Repayment of Debentures	-	-	(4,842)	-
Repurchase of own shares	(13)	-	(14)	-
Proceeds from long-term loans	1,969	40	5,575	49
Proceeds from issuance of debentures, net	31,175	-	31,175	-
Net cash provided by (used in) financing activities	35,049	(137)	29,670	(169)

Effect of exchange rate fluctuations on cash and cash equivalents	(149)	(200)	(3,156)	572
Increase in cash and cash equivalents	32,616	2,007	1,476	3,290
Cash and cash equivalents at the beginning of the period	22,486	23,962	22,486	28,700
Cash and cash equivalents at the end of the period	55,102	25,969	23,962	31,990

* Convenience translation into US$ (exchange rate as at March 31, 2018: euro 1 = US$ 1.232)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Loss to EBITDA (in thousands)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2017	2018	2017	2018
	Unaudited
	€ in thousands			Convenience Translation into US$*
Net loss for the period	(1,679)	(409)	(6,641)	(505)
Financing expenses, net	2,015	358	9,228	441
Taxes on income	116	11	372	14
Depreciation	1,097	1,358	4,518	1,673
EBITDA	1,549	1,318	7,477	1,623

* Convenience translation into US$ (exchange rate as at March 31, 2018: euro 1 = US$ 1.232)